Exhibit 99.1

Allot Communications Announces Fourth Quarter and
Full Year 2015 Financial Results

Hod Hasharon, Israel - February 9, 2016 - Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, today announced its fourth quarter and year end 2015 results.

Q4 2015 – Financial Highlights:

•	Non-GAAP revenues were $25.7 million, up 9% sequentially and down 16% year over year

•	Non-GAAP gross margin reached 74%

•	Non-GAAP operating profit was 4%

•	Book-to-bill was above one. Record booking level per quarter.

•	The Company recorded positive operating cash flow of $1.7 million

•	Net cash and cash equivalents as of December 31 2015 totaled $123.3 million

2015 – Financial Highlights:

•	Non-GAAP Revenues were $100.3 million, down 14% year over year

•	Non-GAAP Gross Margin reached 75%

•	Non-GAAP Operating Margin was 1%

•	Book-to-bill above one.

•	The Company generated $4.4 million of Operating Cash Flow

Q4 Financial results:

On a GAAP basis, total revenues for the fourth quarter of 2015 were $25.4 million compared to $23.5 million of revenue reported for the third quarter of 2015 and $30.6 million of revenue reported for the fourth quarter of 2014. Gross margin was 48% compared to 74% reported for the third quarter of 2015 and 66% during the fourth quarter of 2014. Cost of revenues includes impairment charge of $5.8 resulting from intangible assets write offs in the quarter.  GAAP tax expenses amounted to $3.0 include $2.7 million of deferred tax asset and pre-paid tax expenses write-off. Net loss for the fourth quarter of 2015 was $10.4 million, or $0.31 per basic and diluted share. This compares with a net loss of $3.4 million, or $0.10 per basic and diluted share, in the third quarter of 2015 and a net loss of $2.3 million, or $0.07 per basic and diluted share, in the fourth quarter of 2014.

On a non-GAAP basis, total revenues for the fourth quarter of 2015 were $25.7 million, compared with $23.5 million of revenue reported for the third quarter of 2015 and $30.6 million of revenue reported for the fourth quarter of 2014.  On a non-GAAP basis, net income for the fourth quarter of 2015 was $0.7 million, or $0.02 per basic and diluted share. This compares with non-GAAP net loss of $0.7 million, or $0.02 per basic and diluted share, in the third quarter of 2015 and non-GAAP net income of $3.4 million, or $0.10 per basic and diluted share, in the fourth quarter of 2014.

Q4 2015 - Key Achievements:

•	During Q4 2015, 22 large orders were received, 3 of which were from new customers

•	13 of the large orders came from mobile-service providers.

•	9 of the large orders were from fixed-line service providers

•	During Q4 2015, Allot received six, over $1 million deals, compared to four in the previous quarter and five during Q4, 2014.

•	Received an expansion order of over $10 million from a tier-1 mobile operator.

•	Introduction of the Allot Service Gateway-Virtual Edition. This version provides a virtualized framework for seamless integration and interoperability of VNF (Virtual Network Function).

•	Allot's Security as a Service solutions surpassed the 10 million subscribers mark.

2016 Outlook

Based on current backlog and the Company's funnel of opportunities, the Company expects non-GAAP revenues to be in the range of $102-$108 million in 2016. In addition the Company expects operating margin improvement on a year over year basis, on a non-GAAP basis. Revenues for the second half of 2016 are expected to be higher than in the first half.

2015 financial results

On a GAAP basis total revenues for the full year 2015 reached $100.0 million, compared to $117.2 million in 2014. Net loss for the year 2015 was $19.8 million, or $0.59 per basic and diluted share, as compared with net loss of $2.5 million, or $0.08 per basic and diluted share, in 2014.

On a non-GAAP basis total revenues for the full year 2015 reached $100.3 million, compared with $117.2 million of revenue reported for the full year 2014. Net income for the full year 2015 reached $0 million, or $0.0 per basic and diluted share. This compares with non-GAAP net income of $10.5 million, or $0.31 per basic and diluted share, reported for the full year 2014.

"During the fourth quarter, value added services represented more than 50% of overall bookings while security and monetization continue to be the prime drivers for our business. The improvement in VAS is the reason for the booking strength and in addition, helped us to reach record bookings level on a quarterly basis." Said Andrei Elefant, President & CEO of Allot Communications. "We continue to witness longer conversion cycles of bookings into revenues, mainly with new customers. Our book to bill is above 1 and we are starting the year with higher backlog than a year ago. This supports our expectations to achieve top line growth during 2016 as well as improved profitability."

The Company also announced today that its Board of Directors had approved offering certain employees, including certain executive officers, who hold options the opportunity to exchange their "underwater" options that have an exercise price in excess of $7.00.  Employees will be offered one restricted share unit for every three options.  Executive officers will be offered 0.8 new stock options for every stock option exchanged at an exercise price of the higher of the fair market value of the Company's shares on the date of grant of the new options or $6.00.  Restricted share units and options will each vest over a two year period beginning on the date of grant.  Up to approximately 870,000 underwater options may be exchanged in the program. All other terms and conditions of the restricted share unit and options will be subject to the Company's Incentive Compensation Plan.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter 2015 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers: US: +16462543362, UK: +44(0)2034271907, Israel: +97237219510, participant code 3528304.

A replay of the conference call will be available from 12:00 AM ET on February 10 2016 for 30 days. To access the replay, please dial: US: National free number 18669325017, or +13473669565; UK: National free number 08003587735, or +44(0)2034270598, access code: 3528304#. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, inventory write-off expenses, changes in deferred tax asset and prepaid income tax expenses write-off, acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$25,382	$30,635	$99,967	$117,186
Cost of revenues	13,185	10,428	33,427	34,739

Gross profit	12,197	20,207	66,540	82,447

Operating expenses:
Research and development costs, net	6,476	7,365	26,422	29,014
Sales and marketing	10,142	12,055	43,318	44,599
General and administrative	3,209	3,325	12,702	11,941
Total operating expenses	19,827	22,745	82,442	85,554
Operating Loss	(7,630)	(2,538)	(15,902)	(3,107)
Financial and other income (loss), net	232	200	(584)	660
Loss before income tax benefit	(7,398)	(2,338)	(16,486)	(2,447)

Tax expenses (benefit)	2,982	(84)	3,356	50
Net Loss	$(10,380)	$(2,254)	$(19,842)	$(2,497)

Basic net Loss per share	$(0.31)	$(0.07)	$(0.59)	$(0.08)

Diluted net Loss per share	$(0.31)	$(0.07)	$(0.59)	$(0.08)

Weighted average number of shares
used in computing basic net
earnings per share	33,559,698	33,282,942	33,419,917	33,143,168

Weighted average number of shares
used in computing diluted net
earnings per share	33,559,698	33,282,942	33,419,917	33,143,168

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Three Months Ended
	December 31, 2015		December 31, 2014
	(Unaudited)		(Unaudited)
	$	% of Revenues	$	% of Revenues

GAAP operating Loss	$(7,630)	(30)%	$(2,538)	(8)%
Share-based compensation (1)	1,624		2,223
Impairment and amortization of intangible assets (2)	6,658		471
Expenses related to M&A activities (3)	-		65
Inventory write off - cost of revenues	-		2,868
Fair value adjustment for acquired deferred revenues write down	271		11
Non-GAAP Operating income	$923	4%	$3,100	10%

GAAP net Loss	$(10,380)	(41)%	$(2,254)	(7)%
Share-based compensation (1)	1,624		2,223
Impairment and amortization of intangible assets (2)	6,658		471
Expenses related to M&A activities (3)	(89)		65
Inventory write off - cost of revenues	-		2,868
Changes in deferred tax and prepaid tax assets	2,628		-
Fair value adjustment for acquired deferred revenues write down	271		11
Non-GAAP net income	$712	3%	$3,384	11%

GAAP Loss per share (diluted)	$(0.31)		$(0.07)
Share-based compensation	0.05		0.07
Impairment and amortization of intangible assets	0.20		0.02
Expenses related to M&A activities	0.00		0.00
Inventory write off - cost of revenues	-		0.08
Changes in deferred tax and prepaid tax assets	0.07		-
Fair value adjustment for acquired deferred revenues write down	0.01		0.00
Non-GAAP Net income per share (diluted)	$0.02		$0.10

(1) Share-based compensation:
Cost of revenues	$79		$85
Research and development costs, net	366		487
Sales and marketing	631		860
General and administrative	548		791
	$1,624		$2,223

(2) Impairment and amortization of intangible assets
Cost of revenues	$6,374		$397
Sales and marketing	284		74
	$6,658		$471

(3) Expenses related to M&A activities
General and administrative	$-		$65
Research and development costs, net	-		-
Sales and marketing	-		-
Finanacial expensees	(89)		-
	$(89)		$65

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year Ended		Year Ended
	December 31, 2015		December 31, 2014
	(Unaudited)		(Audited)
	$	% of Revenues	$	% of Revenues

GAAP operating loss	$(15,902)	(16)%	$(3,107)	(3)%
Share-based compensation (1)	7,170		8,094
Impairment and amortization of intangible assets (2)	8,733		1,859
Expenses related to M&A activities (3)	678		98
Inventory write off - cost of revenues	-		2,868
Fair value adjustment for acquired deferred revenues write down	304		45
Non-GAAP Operating income	$983	1%	$9,857	8%

GAAP Net Loss	$(19,842)	(20)%	$(2,497)	(2)%
Share-based compensation (1)	7,170		8,094
Impairment and amortization of intangible assets (2)	8,733		1,859
Expenses related to M&A activities (3)	871		98
Inventory write off - cost of revenues	-		2,868
Changes in deferred tax and prepaid tax assets	2,628		-
Fair value adjustment for acquired deferred revenues write down	304		45
Non-GAAP net income (loss)	$(136)	0%	$10,467	9%

GAAP loss per share (diluted)	$(0.59)		$(0.08)
Share-based compensation	0.21		0.24
Impairment and amortization of intangible assets	0.26		0.05
Expenses related to M&A activities	0.03		0.00
Inventory write off - cost of revenues	-		0.08
Changes in deferred tax and prepaid tax assets	0.07		-
Fair value adjustment for acquired deferred revenues write down	0.02		0.00
Non-GAAP Net income per share (diluted)	$(0.00)		$0.31

(1) Share-based compensation:
Cost of revenues	$324		$353
Research and development costs, net	1,637		1,919
Sales and marketing	2,802		3,321
General and administrative	2,407		2,501
	$7,170		$8,094

(2) Impairment and amortization of intangible assets
Cost of revenues	$8,075		$1,596
Sales and marketing	658		263
	$8,733		$1,859

(3) Expenses related to M&A activities
General and administrative	$452		$98
Research and development costs, net	45		-
Sales and marketing	181		-
Finanacial expensees	193		-
	$871		$98

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

GAAP Revenues	$25,382	$30,635	$99,967	$117,186

Fair value adjustment for acquired deferred revenues write down	271	11	$304	$45

Non-GAAP Revenues	$25,653	$30,646	$100,271	$117,231

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,470	$19,180
Short term deposits	42,700	59,000
Restricted cash	203
Marketable securities	64,921	54,271
Trade receivables, net	23,874	23,759
Other receivables and prepaid expenses	4,513	5,383
Inventories	10,169	10,109
Total current assets	161,850	171,702

LONG-TERM ASSETS:
Severance pay fund	282	262
Deferred taxes	501	1,716
Other assets	2,712	4,948
Total long-term assets	3,495	6,926

PROPERTY AND EQUIPMENT, NET	5,189	5,957
GOODWILL AND INTANGIBLE ASSETS, NET	38,109	28,363

Total assets	$208,643	$212,948

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,107	$6,300
Deferred revenues	14,066	12,704
Other payables and accrued expenses	14,349	14,524
Total current liabilities	35,522	33,528

LONG-TERM LIABILITIES:
Deferred revenues	4,912	4,158
Accrued severance pay	651	282
Other long term liabilities	4,153	0
Total long-term liabilities	9,716	4,440

SHAREHOLDERS' EQUITY	163,405	174,980

Total liabilities and shareholders' equity	$208,643	$212,948

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net Loss	$(10,380)	$(2,254)	$(19,842)	$(2,497)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	695	982	2,817	3,308
Stock-based compensation related to options granted to employees	1,609	2,222	7,151	8,095
Amortization of intangible assets	6,322	471	8,335	1,858
Capital loss	15	-	153	-
Decrease (Increase) in accrued severance pay, net	197	(1)	349	(8)
Decrease in other assets	496	40	464	100
Decrease in accrued interest and amortization of premium on marketable securities	254	273	967	793
Increase (Decrease) in trade receivables	(872)	1,566	(847)	(6,851)
Decrease (Increase) in other receivables and prepaid expenses	270	(52)	(199)	(1,321)
Decrease (Increase) in inventories	(1,010)	2,933	(950)	3,689
Increase (Decrease) in long-term deferred taxes, net	1,355	(280)	1,215	(224)
Increase in trade payables	1,532	928	2,218	3,109
Increase in employees and payroll accruals	1,838	665	920	1,073
Increase in deferred revenues	313	234	1,961	1,911
Increase (Decrease) in other payables and accrued expenses	(900)	342	(329)	2,800

Net cash provided by operating activities	1,734	8,069	4,383	15,835

Cash flows from investing activities:

Redemption of short-term deposits	-	-	38,000	29,500
Investment in short-term deposit	(5,950)	(20,500)	(21,700)	(50,500)
Investment in restricted cash	(203)		(203)
Purchase of property and equipment	(612)	(878)	(2,218)	(3,391)
Investment in marketable securities	(13,286)	(2,870)	(34,098)	(22,736)
Proceeds from redemption or sale of marketable securities	5,822	3,502	22,221	8,266
Acquisitions	-	-	(10,052)	-
Loan provided to third party, net	-	152	-	(2,083)

Net cash used in investing activities	(14,229)	(20,594)	(8,050)	(40,944)

Cash flows from financing activities:

Exercise of employee stock options	19	74	123	1,476
Purchase of treaury stocks	(166)		(166)

Net cash provided by (used in) by financing activities	(147)	74	(43)	1,476

Increase (Decrease) in cash and cash equivalents	(12,642)	(12,451)	(3,710)	(23,633)
Cash and cash equivalents at the beginning of the period	28,112	31,631	19,180	42,813

Cash and cash equivalents at the end of the period	$15,470	$19,180	$15,470	$19,180

Investor Relations Contact: Rami Rozen AVP Corporate Development International access code +972-52-569-4441 rrozen@allot.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International access code +972-54-268-1500 sorr@allot.com